October 10, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E., Stop 3561

Washington, D.C. 20549

Attn:       Stephen G. Krikorian

Accounting Branch Chief

Re:          Luxoft Holding, Inc

Form 20-F for the fiscal year ended March 31, 2014

Filed July 14, 2014

File No. 001-35976

Dear Mr. Krikorian:

On behalf of our client, Luxoft Holding, Inc, a company incorporated under the laws of the British Virgin Islands (the “Company”), please find set forth below for review by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) the Company’s response to the Staff’s comment letter dated September 26, 2014 with respect to the above referenced filing of the Company under the Securities Exchange Act of 1934, as amended.  For ease of reference, we have repeated the comment set forth in the Staff’s letter followed by the Company’s response to that comment.

General

1.              We note your response to prior comment 1. Please provide additional information used to determine that those employees having primary responsibility for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting, have the requisite knowledge of U.S. GAAP and SEC rules and regulations. Please provide us with more specific U.S. GAAP or SEC experience held by your Chief Financial Officer. With regards to the Finance Controller and Senior Financial Reporting Manager,

who were employed by KPMG and Deloitte LLP respectively, please address the following:

•                  The number of audits of U.S. GAAP public companies that they oversaw and the specific timeframes during which they gained this experience.

•                  The size and complexity of these audits in relation to the audit clients’ business models and operations and whether these audits were of a consolidated parent company or audits of subsidiaries or foreign operations used to assist in the audit of a parent company located elsewhere.

•                  Their specific responsibilities on these engagements as it related to performing audit procedures, including the research and resolution of U.S. GAAP accounting and SEC regulatory issues.

•                  Inform us of any other relevant U.S. GAAP and SEC regulatory experience or knowledge they obtained that you did not discuss in your prior response.

Response:

The Company acknowledges the Staff’s comment and its expectation that those employees having primary responsibility for preparing and supervising the preparation of the Company’s financial statements and evaluating the effectiveness of its internal control over financial reporting have the requisite knowledge of U.S. GAAP and SEC rules and regulations.  The Company respectfully submits that the experience detailed in its prior response letter (the “Prior Letter”) dated August 26, 2014 and in this response letter, together with the assistance of the Company’s accounting staff and oversight of the Audit Committee, are sufficient for each of the officers identified in the Prior Letter to have the primary responsibility for the preparation of the Company’s financial statements.  Set forth below are additional details regarding the experience of each of the officers identified in the Prior Letter.

Chief Financial Officer

The Company has been a public company since June 2013 and has retained the same Chief Financial Officer (the “CFO”) since 2006. Set forth below are additional details regarding the experience of the Company’s CFO:

•                  The Company’s financial statements have been audited in accordance with U.S. GAAP since 2001.  The CFO has joined the Company in 2006 and has been responsible for reviewing and supervising the preparation of financial statements of the Company in accordance with U.S. GAAP since that time.  Prior to his tenure with the Company, he worked in a senior Finance Management position at a U.S. GAAP reporting company listed in the U.S. for two and a half years.   In that role, the CFO was responsible for supervising a finance team, including accounting responsibility, financial analysis, budget, forecast and periodic reporting.

Finance Controller

•                  2007-2012, KPMG, Cyprus, including Audit Manager from 2010 to 2012 and Senior from 2007 to 2010.  The Finance Controller (the “Controller”) was directly responsible for a variety of companies reporting in accordance with IFRS.   His responsibilities included managing an audit team and overseeing the audit and review of annual reports. The Controller was extensively involved in the audit of all significant accounts such as revenue, costs, fixed assets, receivables, payables and taxes during the engagements, which included private companies consisting of more than 20  legal entities, located in Russia, Europe and Latin America. The Controller gained substantial knowledge of various accounting standards, including such specific International Accounting Standards (“IAS”) as IAS 11 — Construction contracts, IAS 18 — Revenue, IAS 38 Intangible assets, IAS 37 — Provisions, Contingent Liabilities and Contingent Assets, and IAS 24 — Related parties as part of the engagements described above. Since joining Luxoft, the Controller maintains his knowledge of U.S. GAAP and SEC rules through ongoing education and extensive reading of accounting resources, including specific FASB Accounting Standards Codifications (“ASC”), such as ASC 605-25, ASC 985-605, ASC 718, ASC 350-40, ASC 985-20 and ASC 740.

•                  2005- 2007, Ernst & Young, Russia.  As a member of advanced staff, the Controller worked on audit engagements of one public company reporting under U.S. GAAP. He was directly involved in the audit of revenue, costs and taxes sections.

Senior Financial Reporting Manager

•                  2010-2013, General Electric International, Russia. As a U.S. GAAP reporting manager, the Senior Financial Reporting Manager (the “Manager”) was directly responsible for monthly closing of accounts in accordance with U.S. GAAP for approximately 10 companies reporting under U.S. GAAP.

•                  2007-2009, Deloitte LLP, Russia. The Manager was involved in audit and limited review of several public and private companies in the telecommunication industry, including one publicly traded company listed on NASDAQ OMX Stockholm and reporting under IFRS.   The review procedures performed by the Manager included such sections as fixed assets, accounts receivable and payable, revenue and cost of sales.

The Company also maintains subscriptions to accounting resources, including Ernst & Young client portal, which allows the Company’s financial and accounting personnel to obtain professional literature regarding relevant SEC rules and regulations, Public Company Accounting Oversight Board rules and proposals, disclosure checklists for financial statement preparation compliance purposes, and related accounting materials. The Company also encourages sharing knowledge obtained from external trainings internally among all accounting employees, on a formal and informal basis. The Company believes that attending external trainings and regularly accessing the accounting resources made available to its accounting and finance employees are instrumental in helping maintain adequate internal knowledge of U.S. GAAP for the Company’s purposes.

******

In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and

•                  The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company would be pleased to receive any responses and is prepared to make every effort to respond in a timely manner to the Staff’s comments.  If the Staff wishes to discuss the responses provided herein, please do not hesitate to contact Joshua Kiernan, Esq. at +44 20 7532 1408 or Irina Yevmenenko, Esq. at +1 212 819 8570 of White & Case LLP.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:           Dmitry Loshchinin, Chief Executive Officer and President

Roman Yakushkin, Chief Financial Officer

Natasha Ziabkina, Esq., General Counsel